UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DECISIONPOINT SYSTEMS, INC.
(Name of Subject Company)

2259736 ONTARIO INC.
(Name of Filing Persons (Offeror))
a wholly-owned subsidiary of

COMAMTECH INC.
(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

24345Q106
(CUSIP Number of Class of Securities)

COMAMTECH INC.
2259736 ONTARIO INC.
333 Bay Street Suite 2400
Toronto, Ontario, Canada
M5H 2T6
Attention: Marc Ferland, CEO
Telephone: (418) 454 -5096
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Wuersch & Gering LLP
Attention: Travis L. Gering, Esq.
100 Wall Street, 21st Floor
New York, NY 10005
Phone: (212) 509-5050

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a planned exchange offer by 2259736 Ontario Inc. (the “Purchaser”), a wholly-owned subsidiary of Comamtech Inc. (“Comamtech”), for all of the outstanding common stock of DecisionPoint Systems, Inc. (the “Company”), to be commenced pursuant to the Arrangement Agreement, dated October 20, 2010, by and among Comamtech, the Purchaser and the Company (the “Arrangement Agreement”).

The exchange offer by the Purchaser for the outstanding shares of common stock of the Company referred to in this announcement by Comamtech and in the Arrangement Agreement has not yet commenced.  This announcement is neither an offer to exchange or otherwise purchase, nor a solicitation of an offer to sell, any securities.  The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer of exchange and related materials that the Purchaser intends to file with the Securities and Exchange Commission. At the time the offer is commenced the Purchaser will file an exchange offer on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer.

The exchange offer (including an offer to acquire, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the exchange offer. Those materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to exchange, the related letter of transmittal and certain other offering documents will be made available by the Purchaser.  Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission from the Company by contacting the Company’s Investor Relations Department at 19655 Descartes Foothill Ranch, CA 92610, telephone number (949) 465-0065 or investors@decisionpt.com.

Exhibit Index

Exhibit	Description

99.1	Arrangement Agreement, dated October 20, 2010, among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc.
99.2	Plan of Arrangement among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc.

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